Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Steven N. Owenson, Senior Vice President and Controller of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from July 22, 2020 (the date of issuance of the John Deere Owner Trust 2020-B transaction subject to the requirements of Regulation AB) through November 1, 2020 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of July 22, 2020 among John Deere Capital Corporation, John Deere Receivables LLC and John Deere Owner Trust 2020-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 11, 2021		Deere Credit Services, Inc.

	By:	/s/ Steven N. Owenson
Steven N. Owenson
Senior Vice President and Controller